 ex991.htm
Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM ANNOUNCES AMENDMENT TO DEBT FACILITY AGREEMENT WITH HERCULES

– More Favourable Payment Terms Provide Additional Financial Flexibility as Company Prepares to Launch OLEPTRO™ in the U.S. This Quarter –

Laval, Québec (July 9, 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that Hercules Technology Growth Capital, Inc. (NASDAQ: HTGC) has agreed to amend Labopharm’s debt facility agreement such that Hercules has extended both the period of interest-only payments on the loan and the maturity date of the loan.  The amended agreement provides Labopharm with approximately $4.5 million in additional liquidity in 2010 and throughout 2011.

Under the amended agreement, Hercules has extended the period during which Labopharm will make interest-only payments on the loan to December 31, 2010 from June 30, 2010.  Hercules has also extended the maturity date of the loan to December 1, 2012 from June 1, 2012.  All other terms of the agreement remain unchanged.

The amendment provides Labopharm with additional cash resources and financial flexibility during the initial commercialization phase for OLEPTRO™, the Company’s novel once-daily formulation of the antidepressant trazodone, which will be launched by its joint venture with Gruppo Angelini, Angelini Labopharm, in the U.S. this quarter as planned.  The OLEPTRO™ commercialization program is in place, including hiring of the sales force, manufacturing of initial quantities of product, and initiation of shipments to wholesalers.

About Labopharm Inc.

Headquartered in Laval, Canada with US offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 19 countries around the world, including the U.S., Canada, major European markets and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults, has received regulatory approval in the U.S. and is under regulatory review in Canada. Labopharm has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

This press release contains forward-looking statements, including statements concerning the timely launch of OLEPTRO™ in the United States, which reflect the Company's current expectations regarding future events. These forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved.  Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update these forward-looking statements.

OLEPTRO™ is a trademark of Labopharm Inc.

For more information, please contact:

At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com